Exhibit 99.1

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
September 30, 2009 and December 31, 2008
(unaudited, 000's of Canadian dollars)

	September 30, 2009	December 31, 2008

Assets

Current Assets
Cash and cash equivalents	$329	$8,099
Short-term deposits	13,731	30,895
Amounts receivable and prepaid expenses	589	238
Marketable securities	726	91

	15,375	39,323

Mineral Interests (Note 3)	88,000	69,029
Reclamation Deposits	1,551	1,325
Property and Equipment	95	125

	$105,021	$109,802

Liabilities
Current Liabilities
Accounts payable and accruals	$2,464	$3,369
Income taxes payable	-	5,326

	2,464	8,695

Provision for Reclamation Liabilities	2,128	1,999

	4,592	10,694

Shareholders' Equity
Share Capital (Note 4)	114,027	110,221
Stock Options (Note 4)	6,661	6,034
Contributed Surplus	126	20
Deficit	(20,472)	(17,062)
Accumulated Other Comprehensive Income (Loss)	87	(105)

	100,429	99,108

	$105,021	$109,802

Subsequent Events - Note 3

On Behalf of the Board of Directors

"Rudi Fronk" —————————————— Rudi P. Fronk Director	"James Anthony" —————————————— James Anthony Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Periods Ended September 30, 2009 and 2008
(unaudited, 000's of Canadian dollars, except income per share)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2009	2008	2009	2008

Expenditures
Corporate and general	$1,205	$1,225	$3,902	$4,146
Interest income	(113)	(122)	(425)	(530)
Gain on sale of marketable securities	-	-	(164)	-
Write-down of marketable securities	33		82
Foreign exchange (gains) losses	10	(26)	15	(40)

Loss Before Income Taxes	1,135	1,077	3,410	3,576
Income tax recoveries	-	(182)	-	(470)

Net Loss for Period	1,135	895	3,410	3,106
Deficit, Beginning of Period	19,337	29,562	17,062	27,351

Deficit, End of Period	$20,472	$30,457	$20,472	$30,457

Loss per Share - basic and diluted	$0.03	$0.02	$0.09	$0.08

Weighted Average Number of Shares Outstanding	37,542,852	37,348,018	37,446,741	37,307,399

Consolidated Statements of Comprehensive Loss
For the Periods Ended September 30, 2009 and 2008
(unaudited, 000's of Canadian dollars)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2009	2008	2009	2008

Net Loss for Period	$1,135	$895	$3,410	$3,106
Other Comprehensive Loss (Income)
Reclassification for losses in net loss for period	33	-	82	-
Unrecognized gains and losses on financial assets	(103)	66	(274)	146

Comprehensive Loss	$1,065	$961	$3,218	$3,252

Consolidated Statements of Accumulated Other Comprehensive Income
For the Periods Ended September 30, 2009 and 2008
(unaudited, 000's of Canadian dollars)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2009	2008	2009	2008

Balance, Beginning of Period	$17	$(21)	$(105)	$59
Other Comprehensive Income (Loss)	70	(66)	192	(146)

Balance, End of Period	$87	$(87)	$87	$(87)

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended September 30, 2009 and 2008
(unaudited, 000's of Canadian dollars)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2009	2008	2009	2008

Cash Provided from (Used for) Operations
Net loss for period	$(1,135)	$(895)	$(3,410)	$(3,106)
Items not involving cash
Gain on sale of marketable securities	-	-	(164)	-
Write-down of marketable securities	33		82
Stock option compensation	414	357	1,130	1,661
Accretion	43	40	129	120
Amortization	10	9	30	28
Foreign exchange	-	-	-	-
Income tax recoveries	-	(182)	-	(470)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(352)	(194)	(351)	(47)
Accounts payable and accruals	(98)	(102)	(266)	(196)
Income taxes payable	-	-	(5,326)	-

	(1,085)	(967)	(8,146)	(2,010)

Investing Activities
Mineral interests	(11,222)	(6,960)	(17,266)	(12,280)
Property and equipment	-	-	-	9
Reclamation deposits	-	-	(249)	20
Marketable securities increase - net	-	-	(239)	-
Short-term deposits	11,421	-	17,164	11,557

	199	(6,960)	(590)	(694)

Financing Activities
Issue of share capital (Note 4)	440	16	966	384

Net Cash Provided	(446)	(7,911)	(7,770)	(2,320)
Cash and Cash Equivalents, Beginning of Period	775	19,071	8,099	13,480

Cash and Cash Equivalents, End of Period	$329	$11,160	$329	$11,160

Changes in Accounts Receivable and
Liabilities in Mineral Interests	$(214)	$(30)	$(639)	$691

Notes to the Consolidated Financial Statements
At September 30, 2009
(in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2008.

2.	Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2009 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assetswhich is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The adoption of this new standard did not have a material effect on the financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Canadian Accounting Standards Board (“AcSB”) issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which was adopted retroactively, without restatement. This EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material effect on the financial statements.

Mining Exploration Costs
On March 27, 2009, the AcSB issued EIC-174, Mining Exploration Costs which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of the financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Changes in Accounting Standards Not Yet Adopted
Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests all of which are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements and establish a new Section for accounting for non-controlling interest in subsidiaries. The Company is currently evaluating the impact of these new standards.

Financial Instruments – Disclosures
In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009, and the Company will apply them in its 2009 annual consolidated financial statements. The impacts of the amendments are not expected to be significant.

3.	Mineral Interests
Expenditures on projects during the nine-month periods ended September 30, 2009 and 2008 were as follows (000‘s):

	Balance, Dec. 31, 2008	Expenditures Quarter 1, 2009	Expenditures Quarter 2, 2009	Expenditures Quarter 3, 2009	Balance, Sept. 30, 2009

Courageous Lake	$21,908	$34	$227	$204	$22,373
KSM	36,140	1,687	3,711	13,067	54,605
Castle Black Rock	516	-	(8)	(57)	451
Grassy Mountain	3,469	63	29	42	3,603
Hog Ranch	1,277	-	(567)	4	714
Quartz Mountain	452	-	11	4	467
Red Mountain	1,407	13	17	56	1,493
Pacific Intermountain Gold	3,448	24	263	76	3,811
Other Nevada projects	412	-	17	54	483

	$69,029	$1,821	$3,700	$13,450	$80,000

	Balance, Dec. 31, 2007	Expenditures Quarter 1, 2008	Expenditures Quarter 2, 2008	Expenditures Quarter 3, 2008	Balance, Sept. 30, 2008

Courageous Lake	$21,091	$76	$319	$398	$21,884
KSM	25,315	535	2,685	6,209	34,744
Castle Black Rock	473	-	-	43	516
Grassy Mountain	3,362	47	1	57	3,467
Hog Ranch	1,206	1	-	32	1,239
Quartz Mountain	451	-	-	-	451
Red Mountain	1,111	74	48	110	1,343
Pacific Intermountain Gold	3,000	39	315	(11)	3,343
Other Nevada projects	343	-	-	69	412
Noche Buena, Mexico (note)	6,316	1,851	56	26	8,249

	$62,668	$2,623	$3,424	$6,933	$75,648

In February 2009, the Company signed a letter for an option of the Hog Ranch property to Icon Industries Ltd. (“ICON”). The terms of the agreement require ICON to issue one million common shares to the Company, pay $500,000 on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange. In April 2009, the option agreement was closed and acceptance by the TSX Venture Exchange was received. ICON issued the first one million shares and paid the $500,000 and these amounts have been credited against mineral interest costs.

In March 2009, the Company signed a letter of intent to sell the Castle Black-Rock and its early-stage Nevada properties including the Pacific Intermountain properties to Cortez Resources Corp., a capital pool company. In April 2009, Cortez paid the Company $20,000 which permitted them a 60-day period to complete a formal agreement which required a further payment of US$2.9 million in cash and the issuance of 10 million shares of Cortez on closing. In July 2009, the terms of the agreement were amended and the proposed closing of the transaction was changed to September 30, 2009 and subsequently to November 27, 2009. The revised agreement terms require the following on closing: payment of US$2.9 million in cash, issuance of 5 million shares of Cortez, and issuance of a $1.25 million 3 year, non-interest bearing convertible debenture. In addition, as consideration for the amendments, Cortez paid an additional US$80,000 and agreed to fund property maintenance costs through November 27, 2009 of approximately US$500,000 if the agreement closes.

In May 2009, the Company completed an option agreement on part of the Quartz Mountain property. To earn a 50% interest in the project, the optionee must complete $500,000 in exploration expenditures by December 31, 2010 and issue 200,000 shares to the Company over the period of which 50,000 shares have been issued to date. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

In June 2009, the Company signed a letter of intent to sell the Red Mountain project for $7 million in cash and a three-year $5 million 3% convertible debenture. In connection with this agreement, the Company would also recoup its $1 million reclamation deposit on closing, which was expected by September 30, 2009 and was subsequently amended to October 31, 2009. In October 2009, the agreement was cancelled as the proposed purchaser was unable to raise the required funds.

In July 2009, the Company agreed to acquire approximately 8,975 hectares of minerals claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use. The terms of the agreement require the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement. The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

4.	Share Capital
(a) Common shares were issued during the nine-month period ended September 30, 2009 as follows:

	Shares	Amount (,000)

Balance, December 31, 2008	37,348,685	$110,221
For cash, exercise of stock options	175,000	966
Purchase of mineral claims (see Note 3)	75,000	2,443
Value of options exercised	-	397

Balance, September 30, 2009	37,598,685	$114,027

(b) Stock Options

At the Annual Meeting of Shareholders held in June 2009, the shareholders approved an increased of 800,000 in the options which may be issued under the stock option plan. They also approved the 425,000 options provisionally granted to directors in December 2008. These options only vest when the Company enters into a significant transaction involving either its interest in the Courageous Lake project or the KSM project or the acquisition of a majority interest in the Company. No value has been placed on these options as the vesting provisions have not been met.

During the nine-month period ended September 30, 2009, 25,000 five-year options were granted to an employee and 15,000 one-year options were granted to a consultant. The employee options vest in March 2010 and the consultant options vested immediately.

The weighted average exercise price of the 40,000 options which were granted in 2009 was $24.44 per option and the fair value has been estimated using a Black Scholes option-pricing model with the following weighted average assumptions:

Dividend yield	Nil
Expected volatility	77%
Risk free rate of return	1.63%
Expected life of options	3.5 years

As a result, an expense of $469,615 was incurred of which $337,903 was expensed during the period with the balance to be expensed over the vesting period.

In September 2008, 10,000 one year options were granted to a consultant of which 5,000 vested in September 2009 as the services which were required had been completed and the remaining 5,000 expired.

The weighted average exercise price of the 5,000 options was $14.65 per option and the fair value was estimated using a Black Scholes option-pricing model with the following weighted average assumptions:

Dividend yield	Nil
Expected volatility	83%
Risk free rate of return	1.3%
Expected life of options	1/2 month

The vesting resulted in an expense of $87,980.

A summary of the options outstanding at September 30, 2009 and changes during the period are presented below:

	Shares	Amount

Outstanding, December 31, 2008	1,952,500	$6,034,000
Granted	40,000	426,000
Exercised	(175,000)	(397,000)
Expired	(20,000)	(107,000)
Value of prior years options vested	-	705,000

Outstanding, September 30, 2009	1,797,500	$6,661,000

5.	Related Party Transactions

During the nine-month period ended September 30, 2009, a private company controlled by a director of the Company was paid $28,000 (Quarter 3 – $20,800) (2008 – $10,700 and $3,600) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $150,000 (Quarter 3 –$50,000) (2008 – $150,000 and $50,000) for corporate consulting services rendered and a third director was paid $14,000 (Quarter 3 – $2,800) (2008 – $12,000 and $4,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.